

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2021

Georgii Salbiev
Chief Executive Officer
Ankam Inc.
5348 Vegas Drive
Las Vegas, NV 89108

> **Re: Ankam Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 15, 2021**
> **File No. 333-255392**

Dear Mr. Salbiev:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 21, 2021 letter.

Amendment No. 3 to Form S-1 filed October 15, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

1.   We note your response to prior comment 2. Please update your prospectus throughout to reflect the current status of your business. In this regard, we note your disclosure on page 19 that "[a]s of the date of this prospectus, our MoneySaverApp has not been developed yet." Please describe in the prospectus the estimated costs for the server and design development you disclosed in your response letter.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology